Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS NET INCOME OF $18.4 MILLION, A SECOND CONSECUTIVE RECORD,
1.7 MILLION SHARES REPURCHASED FOR THE SECOND QUARTER 2023, AND FINANCIAL RESULTS FOR THE SECOND
QUARTER AND SIX MONTHS ENDED JUNE 30, 2023

ATHENS, GREECE, July 27, 2023 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported record net income of $18.4 million and net income attributable to common stockholders of $17.9 million for the second quarter of 2023. The 2023 second quarter results compared to a net income of $3.9 million and net income attributable to common stockholders of $3.7 million for the same period in 2022. Earnings per share, basic and diluted, for the second quarter of 2023 were $1.53 and $0.46, respectively.

Revenue was $31.5 million ($30.5 million net of voyage expenses) for the second quarter of 2023, compared to $16.7 million ($11.3 million net of voyage expenses) for the same period in 2022. This increase was attributable to the increased time-charter equivalent rates (TCE rates) achieved during the quarter. Fleetwide, the average time charter equivalent (a non-GAAP financial measure) rate for the second quarter of 2023 was $41,868, compared with an average rate of $24,921 for the same period in 2022. During the second quarter of 2023, net cash provided by operating activities was $22.1 million, compared with net cash provided by operating activities of $2.3 million for the second quarter of 2022.

Net income for the six months ended June 30, 2023, amounted to $34.1 million, compared to a net income of $1.8 million for the six months ended June 30, 2022. Net income attributable to common stockholders for the six months ended June 30, 2023, amounted to $22.5 million, and resulted in earnings per share, basic and diluted, of $2.43 and $1.00, respectively. Net loss attributable to common stockholders for the six months ended June 30, 2022, amounted to $7.8 million, and resulted in a loss per common share, basic and diluted, of $27.29. Net income attributable to common stockholders for the six-month periods ended June 30, 2023 and 2022, has been adjusted by aggregate non-cash items of $10.6 million and $9.3 million respectively, as per US GAAP accounting standards, which do not affect the Company's operating cash flows, EBITDA or performance overall.

Commenting on the results of the second quarter of 2023, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“During the second quarter of 2023, tanker market fundamentals remained firm and our Company achieved a fleetwide average time charter equivalent rate of $41,868 per day. As a result, we generated record revenues of $31.5 million and record net income of $18.4 million during the quarter, representing increases of 88% and 375%, respectively, from the equivalent quarter in 2022. Our cash balance at the end of the quarter was approximately $70.7 million, corresponding to a 78% increase from the 2022 year-end cash balance and representing a multiple of 7.4x our current market capitalization. Our basic earnings per share for the quarter and the first six months ended June 30, 2023 were $1.53 and $2.43, respectively, compared to our closing share price on July 26, 2023 of $0.84.

“We believe that the solid tanker market environment will be sustainable through 2023 and beyond.  Our fleet deployment during the previous fiscal year has well positioned our Company to capitalize on the firm freight rate environment through the operation of our renewed and expanded fleet, currently consisting of eight younger and high specification Aframax tankers. Specifically, five of our tankers currently operate under time charter contracts with first-class charterers, earning gross charter rates ranging from $23,000 to $45,000 per day and resulting in aggregate fixed revenues of approximately $52.3 million for the remainder of their charter periods. Our remaining vessels operate under pool arrangements with reputable counterparties. This strategy supplements our already secured revenue backlog and enhances our current profitability by capitalizing on the robust Aframax spot rates. To further solidify our market position, in the first quarter of 2023, we entered into a contract for the purchase of a newbuild LNG-ready LR2 Aframax tanker with a 2025 delivery date. This decision reflects the Company’s confidence in sustainable market fundamentals and higher asset values going forward.

 “Despite what we consider to be strong market conditions in the sector, we believe that the value of our common shares remains extremely low when compared with our earnings and cash on hand. As previously announced, in response to our recent share price development, we have put in place a $2.0 million share buyback program, pursuant to which we have already repurchased 1,806,916 shares of common stock to date at an average price of $0.83 per share, of which approximately 1.7 million shares were repurchased during the second quarter. As we strongly believe that the program is in the best interests of both our Company and our shareholders, we will continue to take advantage of our strong balance sheet to invest opportunistically in our common stock through share buybacks under appropriate market conditions.”

Tanker Market Update for the Second Quarter of 2023:

• Tanker fleet supply was 684.6 million dwt, up 0.5% from 681.4 million dwt from the previous quarter and up 3.0% from Q2 2022 levels of 665.0 million dwt.

• Tanker demand in billion tonne-miles is projected to increase by a firm 7.8% in 2023, supported by both strong Chinese demand for crude oil imports as well as by significant trade pattern shifts towards longer-haul distances, evolving primarily as a result of the conflict between Russia and Ukraine.

• Tanker fleet supply in deadweight terms is estimated to grow by a moderate 2.1% in 2023.

• Crude oil tanker fleet utilization was estimated at 85.8%, down from 87.3% in the previous quarter and up from 79.0% in Q2 2022.

• Newbuilding tanker contracting was just 8.8 million dwt in the second quarter, resulting in a tanker orderbook-to-fleet ratio of 4.8%, close to the lowest level observed the past 28 years.

• Daily spot charter rates for Aframax tankers averaged $59,855, down 24.0% from the previous quarter average of $78,764 and up 29.0% from the Q2 2022 average of $46,438.

• The value of a 10-year-old Aframax tanker at the end of the second quarter was $52.0 million, up 4.0% from $50.0 million in the previous quarter, and up 48.6% from $35.0 million in Q2 2022.

• The number of tankers used for floating storage (excluding dedicated storage) was 148 (21.4 million dwt), up 26.5% from 117 (19.0 million dwt) in the previous quarter and down 17.8% from Q2 2022 levels of 180 (26.8 million dwt).

• Global oil consumption was 101.0 million bpd, up 0.9% from the previous quarter level of 100.0 million bpd, and up 2.1% from Q2 2022 levels of 98.8 million bpd.

• Global oil production was 101.6 million bpd, up 0.7% from the previous quarter level of 100.9 million bpd and up 2.7% from Q2 2022 levels of 98.9 million bpd.

• OECD commercial inventories were 2,838 million barrels, up 1.1% from the previous quarter level of 2,806 million barrels, and up 6.9% from Q2 2022 levels of 2,656 million barrels.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Summary of Selected Financial & Other Data
(in thousands of US Dollars, except fleet data and average daily results)	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue	$31,456	$16,707	$60,984	$25,275
Voyage expenses	976	5,368	2,515	8,748
Vessel operating expenses	5,189	2,950	10,332	6,277
Net income	18,388	3,870	34,083	1,790
Net income / (loss) attributable to common stockholders	17,909	3,662	22,533	(7,809)
Earnings / (Loss) per common share, basic	1.53	10.51	2.43	(27.29)
Earnings / (Loss) per common share, diluted	0.46	1.53	1.00	(27.29)
FLEET DATA
Average number of vessels	8	5	8	5
Number of vessels	8	5	8	5
Ownership days	728	455	1,448	905
Available days	728	455	1,408	875
Operating days (1)	713	455	1,390	855
Fleet utilization	98%	100%	99%	98%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (2)	$41,868	$24,921	$41,526	$18,888
Daily vessel operating expenses (3)	$7,128	$6,484	$7,135	$6,936

(1)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(3)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of July 27, 2023)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Vessel Type	Charter Type	Notes
	Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
3	P. KIKUMA	2007	115,915 DWT	Samsung Heavy Industries Co Ltd.	Crude	Pool
4	P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
5	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Crude	Pool
6	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., LTD	Product	Time-Charter
7	P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co., LTD	Crude	Time-Charter
8	P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co., LTD	Product	Pool

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending," and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for our vessels, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, including with respect to the vessels we have agreed to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including the impact of conflict in Ukraine, the imposition of new international sanctions,  “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
REVENUE:
Revenue	$31,456	$16,707	$60,984	$25,275

EXPENSES:
Voyage expenses	976	5,368	2,515	8,748
Vessel operating expenses	5,189	2,950	10,332	6,277
Depreciation and amortization of deferred charges	3,776	2,057	7,465	4,070
General and administrative expenses	1,752	1,781	3,415	3,289
(Reversal) / Provision for credit losses and write offs	(39)	55	(55)	77
Foreign currency losses / (gains)	7	(7)	37	(53)
Operating income	$19,795	$4,503	$37,275	$2,867

OTHER INCOME / (EXPENSES):
Interest and finance costs	(2,279)	(645)	(5,364)	(1,090)
Interest income	858	12	1,206	13
Changes in fair value of warrants' liability	14	-	966	-
Total other expenses, net	$(1,407)	$(633)	$(3,192)	$(1,077)

Net income	$18,388	$3,870	$34,083	$1,790

Income allocated to participating securities	(1)	(7)	(1)	-
Deemed dividend on Series B preferred stock upon exchange of common stock	-	-	-	(9,271)
Deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature	-	-	(9,809)	-
Deemed dividend to the July 2022 and August 2022 warrants holders due to triggering of a down-round feature	-	-	(789)	-
Dividends on preferred stock	(478)	(201)	(951)	(328)

Net income / (loss) attributable to common stockholders	$17,909	$3,662	$22,533	$(7,809)

Earnings/ (Loss) per common share, basic	$1.53	$10.51	$2.43	$(27.29)

Earnings / (Loss) per common share, diluted	$0.46	$1.53	$1.00	$(27.29)

Weighted average number of common shares, basic	11,725,556	348,572	9,284,254	286,155

Weighted average number of common shares, diluted	40,008,139	2,660,547	32,366,729	286,155

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022

Net income	$18,388	$3,870	$34,083	$1,790
Comprehensive income	$18,388	$3,870	$34,083	$1,790

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	June 30, 2023	December 31, 2022*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$70,735	$39,726
Advances for vessel under construction and other vessels' costs	10,911	-
Vessels, net	230,434	236,607
Other fixed assets, net	57	72
Other assets	13,491	16,574
Total assets	$325,628	$292,979

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term bank debt, net of unamortized deferred financing costs	$119,305	$127,675
Other liabilities	7,284	9,599
Total stockholders' equity	199,039	155,705
Total liabilities and stockholders' equity	$325,628	$292,979

*	The balance sheet data as of December 31, 2022 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by / (used in) Operating Activities	$22,130	$2,269	$40,809	$(1,594)
Net Cash used in Investing Activities	$(11,133)	$(2,858)	$(11,511)	$(4,019)
Net Cash (used in) / provided by Financing Activities	$(6,468)	$5,673	$1,711	$9,309